UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13E-3/A

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                           Sandata Technologies, Inc.
                       -----------------------------------
                              (Name of the Issuer)

             Sandata Technologies, Inc., Sandata Acquisition Corp.,
                   Bert E. Brodsky, Hugh Freund, Gary Stoller,
          Jessica Brodsky Miller, David C. Brodsky, Jeffrey H. Brodsky,
         Muriel M. Brodsky, Lee J. Brodsky, Emily Freund, Leland Freund,
         Gertrude Kay, Gary Stoller and Susan Stoller as Custodians for
                Joseph Bailey under the New York Uniform Transfer
         to Minors Act, Gary Stoller and Susan Stoller as Custodians for
       Jennifer Stoller under the New York Uniform Transfer to Minors Act,
                       The Bert E. Brodsky Revocable Trust
                       -----------------------------------
                       (Names of Persons Filing Statement)

       Sandata Technologies, Inc. Common Stock, par value $.001 per share
                       -----------------------------------
                         (Title of Class of Securities)


                                    799778204
                       -----------------------------------
                      (CUSIP Number of Class of Securities)

                                 Bert E. Brodsky
                      Chairman and Chief Executive Officer
                           Sandata Technologies, Inc.
                              26 Harbor Park Drive
                            Port Washington, NY 11050
                                 (516) 484-4400

                                  David Brodsky
                                 Vice President
                            Sandata Acquisition Corp.
                              26 Harbor Park Drive
                            Port Washington, NY 11050
                                 (516) 484-4400


                       -----------------------------------
                 (Name, Address, and Telephone Numbers of Person
                              Authorized to Receive
               Notices and Communications on Behalf of the Persons
                                Filing Statement)



This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss. ss. 240.14a-1 through 240.1b-2), Regulation 14C (ss. ss. 24 0.14c-1 through 240.14c-101) or Rule 13e-3 (c) (ss.240.13e3 (c))
under the Securties Exchange Act of 1934 (`the Act").

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [ ] A tender offer.

     d. [ ] None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee
----------------------------------------------------------------------------

      Transaction valuation*               Amount of filing fee**
 ------------------------------          --------------------------
        $1,494,310                                 $299

     *The transaction valuation was based upon the sum of (a) the product of 665,208 shares of common stock and the merger consideration of $2.21 per share and (b) the product of options to purchase 20,000 shares of common stock and $1.21 (which is the difference between the merger consideration of $2.21 per share of common stock and the exercise price of $1.00 per share of common stock of each of the 20,000 shares covered by the outstanding options).

     ** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50/th of 1% of the value of the shares to be converted in the merger.

     [x] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $258            Filing Party: Sandata Technologies, Inc.
                                                      --------------------------

Form or Registration Number: Schedule 14A       Date Filed: November 15, 2002
                                                            -----------------

                                  INTRODUCTION

     This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 (the "Schedule 13e-3" or the "Statement") is being filed jointly by Sandata Technologies, Inc., a Delaware corporation (the "Company"), Sandata Acquisition Corp., a Delaware corporation (the "Acquisition Company"), Bert E. Brodsky ("Brodsky"), Hugh Freund ("Freund"), Gary Stoller ("Stoller"), Jessica Brodsky Miller, David C. Brodsky, Jeffrey H. Brodsky, Muriel M. Brodsky, Lee J. Brodsky, Emily Freund, Leland Freund, Gertrude Kay, Gary Stoller and Susan Stoller as Custodians for Joseph Bailey under the New York Uniform Transfer to Minors Act, Gary Stoller and Susan Stoller as Custodians for Jennifer Stoller under the New York Uniform Transfer to Minors Act and The Bert E. Brodsky Revocable Trust (Brodsky, Freund, Stoller, Jessica Brodsky Miller, David C. Brodsky, Jeffrey H. Brodsky, Muriel M. Brodsky, Lee J. Brodsky, Emily Freund, Leland Freund, Gertrude Kay, Gary Stoller and Susan Stoller as Custodians for Joseph Bailey under the New York Uniform Transfer to Minors Act, Gary Stoller and Susan Stoller as Custodians for Jennifer Stoller under the New York Uniform Transfer to Minors Act and The Bert E. Brodsky Revocable Trust are hereinafter referred to as the "Acquisition Group"). Pursuant to an Agreement and Plan of Merger, dated as of October 28, 2002, by and among the Company, the Acquisition Company, Brodsky, Hugh Freund and Gary Stoller, as amended by a First Amendment to the Agreement and Plan of Merger, dated as of January 27, 2003 (as amended from time to time, the "Merger Agreement"), the Acquisition Company will merge (the "Merger") with and into the Company, with the Company continuing as the surviving corporation. If the Merger and the Merger Agreement are adopted by the Company's stockholders, at the effective time of the Merger, each share of the Company's common stock, par value $.001 per share, issued and outstanding immediately prior to the Merger (excluding shares contemplated by the Merger Agreement to be contributed to the Acquisition Company by Brodsky, Freund and Stoller and members of their immediate families (the "Acquisition Group") and shares held by stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive $2.21 in cash. A copy of the Merger Agreement is filed as Appendices A-1 and A-2 to the Revised Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") filed concurrently by the Company with the Securities and Exchange Commission (the "Commission"), pursuant to which the Board of Directors of the Company is soliciting proxies from the stockholders of the Company in connection with the Merger. This
Schedule 13e-3 is being filed jointly by the Company, the Acquisition Company and the members of the Acquisition Group.

     The following responses and cross-references are being supplied pursuant to General Instructions F and G to Schedule 13e-3 and show the locations in the Proxy Statement (including all appendices thereto) of the information required to be included in response to the items of this Schedule 13e-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13e-3 are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto.

Item 1.           Summary Term Sheet.

REGULATION M-A
ITEM 1001

     The  information  set  forth in the  Proxy  Statement  under  the  captions
"Questions   and  Answers   about  the  Merger"  and  "Summary  Term  Sheet"  is
incorporated herein by reference.

Item 2.           Subject Company Information.

REGULATION M-A
ITEM 1002

     (a) The information set forth in the Proxy Statement under the caption "Summary Term Sheet - The Parties to the Transaction" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Special Meeting", "Special Meeting - Introduction" and "Special Meeting - Voting Rights; Vote Required for Approval" is incorporated herein by reference.

     (c) The information set forth in the Proxy Statement under the caption "Special Meeting - Trading Market and Price; Dividends; Stock Repurchases" is incorporated herein by reference.

     (d) The information set forth in the Proxy Statement under the caption "Special Meeting - Trading Market and Price; Dividends; Stock Repurchases" is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger", "Special Factors - Interests of the Members of the Acquisition Group in the Merger", "Special Factors - Interests of Executive Officers and Directors in the Merger - Transactions in Common Stock by Certain Persons", "Special Factors - Certain Relationships Between Sandata, Sandata Acquisition Corp. and Members of the Acquisition Group" and "Special Meeting - Trading Market and Price; Dividends; Stock Repurchases" is incorporated herein by reference.

Item 3.           Identity and Background of Filing Person.

REGULATION M-A
ITEM 1003(a)-(c)

(a) - (c)

     The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Parties to the Transaction" and "Special Factors - Certain Relationships between Sandata, Sandata Acquisition Corp. and Members of the Acquisition Group" is incorporated herein by reference. Sandata is the issuer of the class of equity security which is the subject of the Rule 13e-3 transaction.

     During the past five years, neither the Company nor the Acquisition Company has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Directors and Executive Officers of the Company

     Set forth in the table below are the current principal occupation or employment, the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and the material occupations, positions, offices or employment during the past five years of each of the directors and executive officers of the Company. Each person identified below is a United States citizen. Unless otherwise indicated, each person's principal address and business telephone is 26 Harbor Park Drive, Port Washington, New York 11050 and (516) 484-4400.

NAME                               CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                   MATERIAL OCCUPATIONS,  POSITIONS, OFFICES OR
                                   EMPLOYMENT DURING THE PAST FIVE YEARS; NAME
                                   AND PRINCIPAL BUSINESS

Bert E. Brodsky          Bert E. Brodsky has been  Chairman and Treasurer of the
                    Company since June 1, 1983 and was President from December 1989 through January 2000. From August 1983 through November 1984, from December 1988 through January 1991, from February 1998 to June 1998 and from December 1998 to present, Mr. Brodsky served as Chairman of National Medical Health Card Systems, Inc. ("Health Card") and, from June 1998 through December 1998, served as President of Health Card. From October 1983 through December 1993, Mr. Brodsky served as Chairman of Compuflight, a provider of computerized flight planning services. Since August 1980, Mr. Brodsky has served as Chairman of P.W. Medical Management, Inc., which provides financial and consulting services to physicians. Since 1979, Mr. Brodsky has also served as President of Bert Brodsky Associates, Inc., which provides consulting services.


Hugh Freund              Hugh  Freund,  a  founder  of  the  Company,   was  the
                    Company's President from 1978 to November 1986, and has been a Director of the Company since its formation in 1978. Since November 1986, Mr. Freund has served as an Executive Vice President of the Company and Secretary since 1995. Mr. Freund is also President of Sandsport, the Company's wholly-owned health care data processing subsidiary. Additionally, Mr. Freund has been serving as the President of Pro-Health Systems, Inc. since March 9, 1999. In addition to managing the Company's operations, Mr. Freund has been responsible for the marketing efforts of the Company.



 Gary Stoller            Gary  Stoller  joined  the  Company  at the time of its
                    formation in 1978 as its Senior Programmer and Analyst, and has been its Chief Information Officer and an Executive Vice President and a Director of the Company since January 1983. Mr. Stoller has been responsible for computer design, programming and operations of the Company as its Chief Technology Officer since 1995, and is the architect of the SHARP and SanTrax systems.



Ronald L. Fish           Ronald L. Fish has served as a Director  of the Company
                    since January, 1998. Since 1975, Mr. Fish served as Administrator, Treasurer and Director of Unlimited Care Inc., a nursing services firm, and is a certified public accountant. Mr. Fish serves on the Company's Audit Committee and on the Special Committee formed to consider, evaluate and negotiate the Merger and the Merger Agreement. In addition, Mr. Fish has been a member of the Board of Directors of Health Card since 2000.



Martin Bernard           Martin  Bernard has served as a Director of the Company
                    since October 22, 2001. Since 1970, Mr. Bernard has worked in the insurance industry, most of those years working for The Rampart Group, located in Lake Success, NY. Mr. Bernard is a graduate of the New York Institute of Technology, earning a degree in Business Administration and since 1997 has been a Trustee of the North Shore LIJ Health Systems. Mr. Bernard serves on the Company's Audit Committee and on the Special Committee formed to consider, evaluate and negotiate the Merger and the Merger Agreement.

     To the knowledge of the Company, the Acquisition Company and the members of the Acquisition Group, during the past five years none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Directors and Executive Officers of the Acquisition Company

     Set forth in the table below are the current principal occupation or employment, the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and the material occupations, positions, offices or employment during the past five years of each of the directors and executive officers of the Acquisition Company. Each person identified below is a United States citizen. Unless otherwise indicated, each person's principal address and business telephone is 26 Harbor Park Drive, Port Washington, New York 11050 and (516) 484-4400.

NAME                      CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                          MATERIAL OCCUPATIONS,  POSITIONS, OFFICES OR
                          EMPLOYMENT DURING THE PAST FIVE YEARS;
                          NAME AND PRINCIPAL BUSINESS


 Bert E. Brodsky         Bert E.  Brodsky is a member of the Board of  Directors
                    of  the  Acquisition  Company  and  has  been  Chairman  and
                    Treasurer of the Company since June 1, 1983 and was President from December 1989 through January 2000. From
                    August 1983 through November 1984, from December 1988 through January 1991, from February 1998 to June 1998 and from December 1998 to present, Mr. Brodsky served as Chairman of Health Card and, from June 1998 through December 1998, served as President of Health Card. From October 1983 through December 1993, Mr. Brodsky served as Chairman of Compuflight, a provider of computerized flight planning services. Since August 1980, Mr. Brodsky has served as Chairman of P.W. Medical Management, Inc., which provides financial and consulting services to physicians. Since 1979, Mr. Brodsky has also served as President of Bert Brodsky Associates, Inc., which provides consulting services.

Jessica Brodsky
 Miller                  Jessica  Brodsky  Miller  is a member  of the  Board of
                    Directors and is the President of the Acquisition Company. Since 1997, Ms. Brodsky-Miller has been employed by Medical Arts Office Services, Inc. ("MAOS"), a company that provides accounting, bookkeeping and legal services. MAOS has its address at 26 Harbor Park Drive, Port Washington, New York 11050.

David Craig
 Brodsky                 David Brodsky is the Vice President of the  Acquisition
                    Company. Since 1997, Mr. Brodsky has been employed by MAOS. Mr. Brodsky is also the sole managing member of Designw.u.r.x. LLC ("Designw.u.r.x."), a company principally involved in web-based graphic design and advertising. Designw.u.r.x. has its address at 26 Harbor Park Drive, Port Washington, New York 11050.

Jeffrey Holden
 Brodsky                 Jeffrey  Brodsky is the  Secretary and Treasurer of the
                    Acquisition Company. Since 1997, Mr. Brodsky has been employed by MAOS. Mr. Brodsky is also the Vice President of Identification Data & Imaging, LLC ("IDI"), a company principally involved in providing electronic identification system services. IDI has its address at 26 Harbor Park Drive, Port Washington, New York 11050.

     To the knowledge of the Company, the Acquisition Company and the Acquisition Group, during the past five years none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Members of the Acquisition Group

     Set forth in the table below are the current principal occupation or employment, the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and the material occupations, positions, offices or employment during the past five years of each of the members of the Acquisition Group. Each person identified below is a United States citizen. Unless otherwise indicated, each person's principal address and business telephone is 26 Harbor Park Drive, Port Washington, New York 11050 and (516) 484-4400.

NAME CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL OCCUPATIONS, POSITIONS, OFFICES OR EMPLOYMENT DURING DURING THE PAST FIVE YEARS; NAME AND PRINCIPAL BUSINESS

Bert E. Brodsky          Bert E.  Brodsky is a member of the Board of  Directors
                    of  the  Acquisition  Company  and  has  been  Chairman  and
                    Treasurer of the Company since June 1, 1983 and was President from December 1989 through January 2000. From
                    August 1983 through November 1984, from December 1988 through January 1991, from February 1998 to June 1998 and from December 1998 to present, Mr. Brodsky served as Chairman of Health Card and, from June 1998 through December 1998, served as President of Health Card. From October 1983 through December 1993, Mr. Brodsky served as Chairman of Compuflight, a provider of computerized flight planning services. Since August 1980, Mr. Brodsky has served as Chairman of P.W. Medical Management, Inc., which provides financial and consulting services to physicians. Since 1979, Mr. Brodsky has also served as President of Bert Brodsky Associates, Inc., which provides consulting services.

Hugh Freund              Hugh  Freund,  a  founder  of  the  Company,   was  the
                    Company's President from 1978 to November 1986, and has been a Director of the Company since its formation in 1978. Since November 1986, Mr. Freund has served as an Executive Vice President of the Company and Secretary since 1995. Mr. Freund is also President of Sandsport, the Company's wholly-owned health care data processing subsidiary. Additionally, Mr. Freund has been serving as the President of Pro-Health Systems, Inc. since March 9, 1999. In addition to managing the Company's operations, Mr. Freund has been responsible for the marketing efforts of the Company.

Gary Stoller             Gary  Stoller  joined  the  Company  at the time of its
                    formation in 1978 as its Senior Programmer and Analyst, and has been its Chief Information Officer and an Executive Vice President and a Director of the Company since January 1983. Mr. Stoller has been responsible for computer design, programming and operations of the Company as its Chief Technology Officer since 1995, and is the architect of the SHARP and SanTrax systems.

Jessica Brodsky
 Miller                  Jessica  Brodsky  Miller  is a member  of the  Board of
                    Directors and is the President of the Acquisition Company. Since 1997, Ms. Brodsky-Miller has been employed by Medical Arts Office Services, Inc. ("MAOS"), a company that provides accounting, bookkeeping and legal services. MAOS has its address at 26 Harbor Park Drive, Port Washington, New York 11050.

David Craig
Brodsky                  David Brodsky is the Vice President of the  Acquisition
                    Company. Since 1997, Mr. Brodsky has been employed by MAOS. Mr. Brodsky is also the sole managing member of Designw.u.r.x. LLC ("Designw.u.r.x."), a company principally involved in web-based graphic design and advertising. Designw.u.r.x. has its address at 26 Harbor Park Drive, Port Washington, New York 11050.

Jeffrey Holden
Brodsky                  Jeffrey  Brodsky is the  Secretary and Treasurer of the
                    Acquisition Company. Since 1997, Mr. Brodsky has been employed by MAOS. Mr. Brodsky is also the Vice President of Identification Data & Imaging, LLC ("IDI"), a company principally involved in providing electronic identification system services. IDI has its address at 26 Harbor Park Drive, Port Washington, New York 11050.

Muriel M. Brodsky        Since  1997,  Muriel  Brodsky  has been  employed  as a
                    substitute teacher by the Port Washington Union Free School District and the Great Neck Union Free School District. The Port Washington Union Free School District has its address at Campus Drive, Port Washington, NY 11050. The Great Neck Union Free School District has its address at 345 Lakeville Road, Great Neck, NY 11020.

Lee J. Brodsky           Lee Brodsky is presently a student at Emory  University
                    in Atlanta, Georgia. Since 1997, Mr. Brodsky has been employed by MAOS. MAOS has its address at 26 Harbor Park Drive, Port Washington, New York 11050.

Emily Freund             Since February 2000,  Emily Freund has been employed by
                    Another Line, Inc. as a Sales Manager. Another Line is a fashion accessories design center that develops custom tailored products. Another Line has its address at 26381 Via de Anza, San Juan Capistrano, CA 92675. From October 1994 until February 2000, Ms. Freund was an Administrative Assistant Vice President at LeSportsac, Inc., a company that manufactures and distributes nylon accessory bags and luggage. LeSportsac has its address at 50 Lance Avenue, Hot Springs, NC 28743.

Leland Freund            Since February 2002, Leland Freund has been employed by
                    Comedy Central, Inc. as a Sales Manager. Comedy Central is an all comedy television network. Comedy Central has its address at 1775 Broadway, 10th Flr., New York, NY 10019. From February 2000 until February 2002 Mr. Freund was employed as an Account Executive by DoubleClick, Inc., a company that principally provides marketing infrastructure in the digital world. DoubleClick has its address at 450 W. 33rd Street, 16th Floor, New York, New York 10001. From January 1999 until February 2000, Mr. Freund was employed as an Account Executive by The Weather Channel, Inc., a company that operates an all weather television network. The Weather Channel has its address at 300 Interstate North Parkway SE, Atlanta, GA 30339. From January 1998 until January 1999, Mr. Freund was employed as a Marketing Manager by Exco plc., a brokerage company involved in trading energy and other commodities. In 1998, Exco plc and Intercapital merged to form Intercapital plc in London and in 1999, Intercapital plc and Garban plc merged to form Garban Intercapital plc. Garban Intercapital is a leading securities and derivatives broker. Garban Intercapital has its principal address in Frankfurt, Germany.

Gertrude Kay             Gertrude Kay is presently retired and has been for over
                    five years.

Gary Stoller and    Gary Stoller joined the Company at the time of its formation
Susan Stoller as    in 1978 as its Senior Programmer and Analyst, and has been
Custodians for      its Chief Information Officer and and Executive Vice
Joseph  Bailey      President and a Director of the Company since January 1983.
under the New York  Mr. Stoller has been responsible for computer design,
Uniform Transfer    programming and operations of the Company as its Chief
to Minors Act       Technology Officer since 1995, and is the architect of the
                    SHARP and SanTrax systems. Susan Stoller is the wife of Gary Stoller and has not been employed at any time during the past five years.

Gary Stoller and    Gary Stoller joined the Company at the time of its formation
Susan Stoller as    in 1978 as its Senior Programmer and Analyst, and has been
Custodians for      its Chief Information Officer and and Executive Vice
Jennifer Stoller    President and a Director of the Company since January 1983.
under the New York  Mr. Stoller has been responsible for computer design,
Uniform Transfer    programming and operations of the Company as its Chief
to Minors Act       Technology Officer since 1995, and is the architect of the
                    SHARP and SanTrax systems. Susan Stoller is the wife of Gary Stoller and has not been employed at any time during the past five years.

The Bert E. Brodsky
 Revocable Trust    The Bert E.  Brodsky  Revocable  Trust  is a  revocable
                    trust settled by Bert E. Brodsky on May 24, 1999 under the laws of the State of New York for the benefit of Mr.
                    Brodsky's wife, Muriel Brodsky. The Trustee of the trust is Muriel Brodsky.

     To the knowledge of the Company, the Acquisition Company and the members of the Acquisition Group, during the past five years none of the foregoing members of the Acquisition Group have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.


Item 4.        Terms of the Transaction.

REGULATION M-A
ITEM 1004(a), (c)-(f)

(a)(1)         Not applicable.

(a)(2)(i)           The  information  set forth in the Proxy Statement under the captions "Questions and Answers About the Merger" and "Summary Term Sheet" is incorporated herein by reference.

 (a)(2)(ii)         The  information  set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet", "Special Meeting - Proposal to be Considered at the Special Meeting" and "The Merger - Effective Time of the Merger" is incorporated herein by reference.

 (a)(2)(iii)        The  information  set forth in the Proxy Statement under the captions "Summary Term Sheet - Reasons for Engaging in the Transaction", "Special Factors - Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger", "Special Factors - Reasons for the Recommendation of the Special Committee", "Special Factors - Reasons for the Recommendation of the Board of Directors", "Special Factors - Sandata Acquisition Corp.'s and the Acquisition Group's Position as to the Fairness of the Merger" and "Special Factors - Purpose and Structure of the Merger; Certain Effects of the Merger; Plans or Proposals After the Merger" is incorporated herein by reference.

(a)(2)(iv)          The  information  set forth in the Proxy Statement under the captions "Questions and Answers About the Merger" and "Special Meeting - Voting Rights; Vote Required" is incorporated herein by reference.

(a)(2)(v)           The  information  set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet - Reasons for Engaging in the Transaction", "Summary Term Sheet - Interests of our Directors and Executive Officers in the Merger", Special Factors - Purpose and Structure of the Merger; Certain Effects of the Merger; Plans or Proposals After the Merger", "Special Factors - Interests of the Members of the Acquisition Group in the Merger", "Special Factors - Interests of our Executive Officers and Directors in the Merger", "Special Factors - Material United States Federal Income Tax Consequences of the Merger to our Stockholders", "Special Meeting - Proposal to be Considered at the Special Meeting", "The Merger - Payment of Merger Consideration and Surrender of Stock Certificates" and "The Merger Agreement - Consideration to be Received by the Stockholders" is incorporated herein by reference.

(a)(2)(vi)     Not applicable.

(a)(2)(vii)         The  information  set forth in the Proxy Statement under the captions "Summary Term Sheet - Material United States Federal Income Tax Consequences" and "Special Factors - Material United States Federal Income Tax Consequences of the Merger to our Stockholders" is incorporated herein by reference.

 (c)                The  information  set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet - Reasons for Engaging in the Transaction", "Summary Term Sheet - Interests of our Directors and Executive Officers in the Merger", Special Factors - Purpose and Structure of the Merger; Certain Effects of the Merger; Plans or Proposals After the Merger", "Special Factors - Interests of the Members of the Acquisition Group in the Merger", "Special Factors - Interests of our Executive Officers and Directors in the Merger", "Special Factors - Material United States Federal Income Tax Consequences of the Merger to our Stockholders", "Special Meeting - Proposal to be Considered at the Special Meeting", "The Merger - Payment of Merger Consideration and Surrender of Stock Certificates" and "The Merger Agreement - Consideration to be Received by the Stockholders" is incorporated herein by reference..

(d)                 The  information  set forth in the Proxy Statement under the captions  "Summary Term Sheet - Appraisal Rights" and "The Merger
               - Appraisal Rights" and the information set forth in Appendix D of the Proxy Statement is incorporated herein by reference.

(e)            None.

(f)            Not applicable.

Item 5.        Past Contacts, Transactions, Negotiations, and Agreements.

REGULATION M-A
ITEM 1005(a)-(c), (e)

(a)(1)              The  information  set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger" and "Special Factors - Certain Relationships between Sandata, Sandata Acquisition Corp. and Members of the Acquisition Group" is incorporated herein by reference.

(a)(2)              The  information  set forth in the Proxy Statement under the captions "Special Factors - Interests of Members of the Acquisition Group in the Merger" and "Special Factors - Interests of Executive Officers and Directors in the Merger" is incorporated herein by reference.

(b)-(c)             The  information  set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger", "Special Factors - Background of the Merger", "Special Factors - Interests of Members of the Acquisition Group in the Merger", "Special Factors - Interests of Executive Officers and Directors in the Merger" and "Special Factors - Certain Relationships between Sandata, Sandata Acquisition Corp. and Members of the Acquisition Group" is incorporated herein by reference.

 (e)                The  information  set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger", "Summary Term Sheet - The Merger Agreement", "Special Factors - Background of the Merger", "Special Factors - Interests of Members of the Acquisition Group in the Merger", "Special Factors - Interests of Executive Officers and Directors in the Merger", "Special Factors - Certain Relationships between Sandata, Sandata Acquisition Corp. and Members of the Acquisition Group", "Special Meeting - Voting Rights; Vote Required for Approval", "The Merger - Effective Time of the Merger" and "The Merger Agreement - Covenants" is incorporated herein by reference.

Item 6.        Purposes of the Transaction and Plans or Proposals.

REGULATION M-A
ITEM 1006(b)-(c)(1)-(c)(8)

(b)                 The  information  set forth in the Proxy Statement under the captions "Summary Term Sheet - The Special Meeting", "Special Factors - Purpose and Structure of the Merger; Certain Effects of the Merger; Plans or Proposals After the Merger" and "The Merger Agreement - Consideration to be Received by the Stockholders" is incorporated herein by reference.

(c)(1)-(8)          The  information  set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet - Effects of the Merger", "Summary Term Sheet - The Merger Agreement", "Special Factors - Background of the Merger", "Special Factors - Purpose and Structure of the Merger; Certain Effects of the Merger; Plans or Proposals After the Merger", "Special Factors - Interests of the Members of the Acquisition Group in the Merger", "Special Factors - Interests of Executive Officers and Directors in the Merger", "Special Factors - Certain Relationships between Sandata, Sandata Acquisition Corp. and Members of the Acquisition Group", "Special Meeting - Trading Market and Price; Dividends; Stock Repurchases" and "The Merger - Effective Time of the Merger" is incorporated herein by reference.

Item 7.        Purposes, Alternatives, Reasons and Effects.

REGULATION M-A
ITEM 1013

(a)                 The  information  set forth in the Proxy Statement under the captions "Summary Term Sheet - Reasons for Engaging in the Transaction", "Special Factors - Background of the Merger" and "Special Factors - Purpose and Structure of the Merger; Certain Effects of the Merger; Plans or Proposals After the Merger" is incorporated herein by reference.

(b)                 The  information  set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger", "Special Factors - Opinion of Brean Murray", "Special Factors -Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger" and "Special Factors - Purpose and Structure of the Merger; Certain Effects of the Merger; Plans or Proposals After the Merger" is incorporated herein by reference.

(c)                 The  information  set forth in the Proxy Statement under the captions "Summary Term Sheet - Reasons for Engaging in the Transaction", "Summary Term Sheet - Recommendations of the Special Committee and our Board of Directors", "Summary Term Sheet - Opinion of Brean Murray", "Special Factors - Background of the Merger", "Special Factors - Recommendation of the Special Committee and our Board of Directors; Fairness of the Merger", "Special Factors - Reasons for the Recommendation of the Special Committee", "Special Factors - Reasons for the Recommendation of the Board of Directors", "Special Factors - Sandata Acquisition Corp.'s and the Acquisition Group's Position as to the Fairness of the Merger" and "Special Factors - Purpose and Structure of the Merger; Certain Effects of the Merger; Plans or Proposals After the Merger" is incorporated herein by reference.

(d)                 The  information  set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet - Material United States Federal Income Tax Consequences", "Summary Term Sheet - Effects of the Merger", "Special Meeting - Proposal to be Considered at the Special Meeting", "Special Factors - Purpose and Structure of the Merger; Certain Effects of the Merger; Plans or Proposals After the Merger" and "Special Factors - Material United States Federal Income Tax Consequences of the Merger to our Stockholders" is incorporated herein by reference.

Item 8.        Fairness of the Transaction.
REGULATION M-A
ITEM 1014

 (a) - (b)          The  information  set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet - Reasons for Engaging in the Transaction", "Summary Term Sheet - Recommendations of the Special Committee", "Summary Term Sheet - Opinion of Brean Murray & Co., Inc.", "Special Factors - Background of the Merger", "Special Factors - Opinion of Brean Murray", "Special Factors - Recommendation of the Special Committee and our Board of Directors; Fairness of the Merger", "Special Factors - Reasons for the Recommendation of the Special Committee", "Special Factors - Reasons for the Recommendation of the Board of Directors" and "Special Factors - Sandata Acquisition Corp.'s and the Acquisition Group's Position as to the Fairness of the Merger" is incorporated herein by reference.

(c)                 The  information  set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet - The Special Meeting", "Special Meeting - Voting Rights; Vote Required for Approval", "The Merger Agreement - Conditions to the Merger" and "The Merger Agreement - Termination of the Merger Agreement" is incorporated herein by reference.

(d)                 The  information  set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and our Board of Directors", "Summary Term Sheet - Opinion of Brean Murray & Co., Inc.", "Special Factors - Background of the Merger", "Special Factors - Opinion of Brean Murray", "Special Factors - Recommendation of the Special Committee and our Board of Directors; Fairness of the Merger", "Special Factors - Reasons for the Recommendation of the Special Committee", "Special Factors - Reasons for the Recommendation of the Board of Directors" and "Special Factors - Sandata Acquisition Corp.'s and the Acquisition Group's Position as to the Fairness of the Merger" is incorporated herein by reference.

 (e)                The  information  set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Summary Term Sheet - Recommendations of the Special Committee and our Board of Directors", "Special Factors - Background of the Merger",
               "Special Factors - Recommendation of the Special Committee and our Board of Directors; Fairness of the Merger", "Special Factors
               - Reasons for the Recommendation of the Special Committee", "Special Factors - Reasons for the Recommendation of the Board of Directors", "Special Factors - Sandata Acquisition Corp.'s and the Acquisition Group's Position as to the Fairness of the Merger" and "The Merger - Proposal to be Considered at the Special Meeting" is incorporated herein by reference.

(f)            Not applicable.

Item 9.        Reports, Opinions, Appraisals and Negotiations.
REGULATION M-A
ITEM 1015

(a) - (c)           The  information  set forth in the Proxy Statement under the captions "Summary Term Sheet - Opinion of Brean Murray & Co., Inc.", "Special Factors - Background of the Merger", "Special Factors - Opinion of Brean Murray", "Special Factors - Our Forecasts", "Special Factors - Recommendation of the Special Committee and our Board of Directors; Fairness of the Merger", "Special Factors - Reasons for the Recommendation of the Special Committee", "Special Factors - Reasons for the Recommendation of the Board of Directors", "Special Factors - Sandata Acquisition Corp.'s and the Acquisition Group's Position as to the Fairness of the Merger" and "The Merger - Financing of the Merger; Fees and Expenses of the Merger" is incorporated herein by reference. The full text of the Brean Murray & Co., Inc. Opinion, dated October 28, 2002, is attached to the Proxy Statement as Appendix B.


Item 10.      Source and Amount of Funds or Other Considerations.
REGULATION M-A
ITEM 1007

(a)- (d)            The  information  set forth in the Proxy Statement under the captions "Summary Term Sheet - The Merger - Financing of the Merger", "The Merger - Financing the Merger; Fees and Expenses of the Merger" and "The Merger Agreement - Covenants" is incorporated herein by reference.

Item 11.       Interest in Securities of the Subject Company

REGULATION M-A
ITEM 1008

 (a)                The  information  set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of our Directors and Executive Officers in the Merger", "Special Factors - Background of the Merger", "Special Factors - Interests of Members of the Acquisition Group in the Merger", "Special Factors - Interests of Executive Officers and Directors in the Merger" and "Special Factors - Certain Relationships Between Sandata, Sandata Acquisition Corp. and Members of the Acquisition Group" and "Special Meeting - Voting Rights; Vote Required for Approval", is incorporated herein by reference.

(b)(1)-(5)          The  information  set forth in the Proxy Statement under the caption "Special Factors - Interests of Executive Officers and Directors in the Merger - Transactions in Common Stock by Certain Persons" is incorporated herein by reference.

Item 12.       The Solicitation or Recommendation.

REGULATION M-A
ITEM 1012(d)-(e)

(d)                 The  information  set forth in the Proxy Statement under the captions  "Questions  and  Answers  About the  Merger",  "Special
               Meeting - Proposal to be Considered at the Special Meeting", "Special Meeting - Voting Rights; Vote Required for Approval" and "Special Factors - Recommendation of the Special Committee and our Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(e)                 The  information  set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and our Board of Directors", "Special Factors - Background of the Merger", "Special Factors - Recommendation of the Special Committee and our Board of Directors; Fairness of the Merger", "Special Factors - Reasons for the Recommendation of the Special Committee", "Special Factors - Reasons for the Recommendation of the Board of Directors" and "Special Factors - Sandata Acquisition Corp.'s and the Acquisition Group's Position as to the Fairness of the Merger" is incorporated herein by reference.

Item 13.       Financial Statements.

REGULATION M-A
ITEM 1010(a)-(b)

(a)                 The information set forth in Appendices E, F, G, H and I of the Proxy Statement is incorporated herein by reference.

(b)            Not applicable.

Item 14.       Persons/Assets, Retained, Employed, Compensated or Used.

REGULATION M-A
ITEM 1009

(a)-(b)             The  information  set forth in the Proxy Statement under the captions "Questions and Answers About the Merger", "Special Factors - Opinion of Brean Murray", "Special Factors - Recommendation of the Special Committee and the Board of Directors", "Special Factors - Reasons for the Recommendation of the Special Committee", "Special Factors - Reasons for the Recommendation of the Board of Directors", "Special Meeting - Introduction", "Special Meeting - Solicitation of Proxies", "The Merger - Financing of the Merger; Fees and Expenses of the Merger" and "Other Matters - Expenses of Solicitation" is incorporated herein by reference.

Item 15.       Additional Information

REGULATION M-A
ITEM 1011(b)

(b)                 The  information  set  forth  in  the  Proxy  Statement  and
               Exhibits thereto is incorporated herein by reference.

Item 16.       Exhibits.

REGULATION M-A
ITEM 1016(a)-(d), (f)-(g)

(a) Preliminary Proxy Statement of Sandata, dated January 27, 2003, is incorporated herein by reference.

(b)             Not applicable.

(c) Opinion of Brean Murray & Co., Inc., dated October 28, 2002, attached as Appendix B to the Proxy Statement, is incorporated herein by reference.

                Presentation of Brean Murray & Co., Inc., dated October 28, 2002, attached as Appendix C-1 to the Proxy Statement, is incorporated herein by reference.

                Presentation of Brean Murray & Co., Inc., dated August 27, 2002, attached as Appendix C-2 to the Proxy Statement, is incorporated herein by reference.

                Presentation of Brean Murray & Co., Inc., dated August 20, 2002, attached as Appendix C-3 to the Proxy Statement, is incorporated herein by reference.

(d)             Not applicable.

(f) Section 262 of the Delaware General Corporation Law, attached as Appendix D to the Proxy Statement, is incorporated herein by reference.

(g)             Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 28, 2003


SANDATA TECHNOLOGIES, INC.


By:  /s/Bert E. Brodsky
   --------------------------------------------
Name:   Bert E. Brodsky
Title:  Chairman and Chief Executive Officer



SANDATA ACQUISITION CORP.


By: /s/Jessica Brodsky Miller
   --------------------------------------------
Name:  Jessica Brodsky Miller
Title: President


/s/ Bert E. Brodsky
--------------------------
    Bert E. Brodsky

/s/ Hugh Freund
--------------------------
    Hugh Freund

/s/ Gary Stoller
--------------------------
    Gary Stoller

/s/ Jessica Brodsky Miller
--------------------------
    Jessica Brodsky Miller

/s/ David C. Brodsky
--------------------------
    David C. Brodsky

/s/ Jeffrey H. Brodsky
--------------------------
    Jeffrey H. Brodsky

/s/ Lee J. Brodsky
--------------------------
    Lee J. Brodsky

/s/ Muriel Brodsky
--------------------------
    Muriel Brodsky

/s/ Emily Freund
--------------------------
    Emily Freund

/s/ Leland Freund
--------------------------
    Leland Freund

/s/ Carol Freund, Attorney-in-fact for Gertrude Kay
---------------------------------------------------
    Gertrude Kay

/s/Gary Stoller /s/Susan Stoller
--------------------------------
Gary Stoller and Susan Stoller
as Custodians for
Joseph Bailey under the NYUTMA

/s/Gary Stoller /s/Susan Stoller
--------------------------------
Gary Stoller and Susan Stoller
as Custodians for
Jennifer Stoller under the NYUTMA

The Bert E. Brodsky Revocable Trust


By: /s/ Muriel Brodsky
    -----------------------------
        Muriel Brodsky, Trustee